Exhibit 99.1

LINKTONE FILES 2011 ANNUAL REPORT ON FORM 20-F AND PROVIDES UPDATE

ON RECENT ACHIEVEMENTS

BEIJING, China, MAY 9, 2012 — Linktone Ltd. (NASDAQ: LTON) (“Linktone” or “the Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission. The filing is available on the Company’s website at http://www.linktone.com/en/ir/financial-reports.html. Linktone will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

Additionally, Linktone Executive Chairman and Group Chief Executive Officer Hary Tanoesoedibjo provided the following statement regarding the Company’s recent achievements and business strategy:

To Our Shareholders, Partners and Friends:

Over the course of the last year, we have been keenly focused on the expansion of our media and entertainment service portfolio and content distribution capabilities with the goal of diversifying our revenue base and positioning Linktone for sustainable, profitable growth over the long-term. While our business will continue to be weighted toward wireless value added services (“WVAS”) in 2012, we expect to make progress toward reducing revenue concentration through the pursuit of new, high-growth business opportunities in the traditional and new media arenas.

In 2011, we expanded our service portfolio, customer base and geographic footprint, establishing the foundation for advancement against our strategic and operational objectives this year. I would like to take this opportunity to briefly review our accomplishments as well as discuss our future opportunities.

Business Expansion and Revenue Diversification

We have made notable progress expanding our business. In 2009, data and audio-related services, which represent the largest segment of our WVAS business, accounted for approximately 96% of our annual gross revenue. Revenue from our media content distribution business, which was nil in 2009, grew to approximately 17% of total annual gross revenue in 2010 and 28% of total annual gross revenue in 2011.

This shift is significant on multiple levels, as our WVAS services, which are primarily offered through telecom network operators in the PRC, are heavily influenced by regulatory changes and carrier-imposed restrictions on third-party service providers. By expanding into other areas of the broader media and entertainment market and entering new, targeted geographies, we are improving the stability of our revenue base and becoming less susceptible to regulatory and other changes that impact the Chinese mobile market. Our efforts to transform Linktone from a WVAS provider in China to a geographically diverse, multi-platform provider of multimedia content and services enable us to target a wider range of end markets, and engage consumers both online and offline with a compelling suite of services that spans video, music, books and gaming. With this strategy, we believe we can create a considerably stronger organization capable of reaching a much larger addressable market.

Strategic Investments and Share Repurchases

In 2010, we completed several strategic acquisitions, including LeTang Game Limited, to give us a presence in the PC and mobile gaming market, and InnoForm, to strengthen our overall media content acquisition and distribution capabilities. PT Linktone has also served as an important inroad for us in the mobile content and services business in Indonesia. Much of our effort in 2011 was on the integration and continued development of these important assets, each of which has played a role in our revenue diversification. Although our M&A activity during the year was limited, our strong balance sheet and significant cash reserves allowed Linktone to engage in a share repurchase program.

In August 2011, our Board of Directors approved the resumption of our 2005 ADS repurchase program. From September through December 2011, we purchased a total of approximately 1.1 million ADSs at an average price of $1.29 per ADS for total cash consideration of approximately $1.4 million.

Looking Ahead

We are making important headway in achieving our growth objectives through the continued expansion of our content portfolio, distribution capabilities and geographic presence. We entered 2012 with a solid foundation and the financial resources to support Linktone’s continued evolution through a combination of organic growth and targeted investment opportunities.

We believe our strategy is sound and are confident that we can develop Linktone into a leading provider of multi-genre entertainment content and services for traditional and digital platform owners such as broadcasters and online portals, as well as for advertisers and corporate partners looking to engage audiences through online, offline, mobile, retail and other channels. We remain steadfastly committed to growing our business, building shareholder value and achieving our simple mission of entertaining audiences anytime, anywhere and in whatever ways they like it.

Thank you for your continued support.

Sincerely,

Hary Tanoesoedibjo

Executive Chairman and Group Chief Executive Officer

Linktone Ltd.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations Contacts

The Piacente Group, Inc.

Lee Roth or Wendy Sun

Tel: +1 212-481-2050

Email: linktone@thepiacentegroup.com